PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Unaudited)

For the nine months ended

March 31, 2008

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	March 31,	June 30,
	2008	2007
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$ 3,766,313	$ 1,069,730
Accounts receivable	96.465	42,661
Prepaid expenses	63,410	117,118
	3,926,188	1,229,509

Equipment and software (Note 3)	84,930	94,609
Unproven mineral rights (Note 4)	6,569,106	5,683,359

	$ 10,580,224	$ 7,007,477

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 201,244	$ 500,273
Due to related parties (Note 7)	3,176	3,233
	204,420	503,506

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	$14,760,161	$ 9,823,918
Shares subscribed		59,800
Contributed surplus (Note 5)	775,630	636,998
Deficit	(5,159,987)	(4,016,745)
	10,375,804	6,503,971

	$10,580,224	$ 7,007,477

         Approved by the Board of Directors:

“Bruce Winfield”	“David Hottman”
Bruce Winfield, Director	David Hottman, Director

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2008	2007	2008	2007

Revenue	$ -	$ -	$ -	$ -

Expenses
Accounting and audit	$ 14,984	$ 16,299	$ 52,054	$ 51,665
Amortization	6,640	6,933	19,828	15,330
Bank charges and interest	4,012	12,125	16,038	31,763
Consulting and management fees	14,287	3,197	24,838	3,947
Foreign asset tax	519	1,449	6,661	32,525
Foreign exchange	3,198	9,506	32,608	39,892
Interest income	(40,834)	(23,547)	(127,812)	(94,707)
Investor relations	77,021	104,624	322,532	310,401
Legal	7,767	13,101	31,450	25,949
Office and miscellaneous	59,576	34,933	129,681	88,355
Rent	10,781	4,936	29,697	14,809
Project investigation	6,043	10,947	28,234	39,330
Salaries and benefits	124,876	43,833	334,779	128,480
Stock-based compensation (Note 5)	15,615	154,699	140,034	244,165
Travel	18,074	9,545	47,061	27,969
Transfer agent and filing fees	10,500	9,836	14,595	16,451
Write-off of amounts receivable	-	-	-	15,291
Valuation allowance for foreign value added tax credit (IVA)	11,679	58,709	40,964	268,677

	344,738	471,125	1,143,242	1,260,292

Net loss for the period	(344,738)	(471,125)	(1,143,242)	(1,260,292)

Deficit – beginning of period	(4,815,249)	(2,928,688)	(4,016,745)	(2,139,521)

Deficit – end of period	$(5,159,987)	$(3,399,813)	$(5,159,987)	$(3,399,813)

Loss per share (Note 2)	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.06)

Weighted average number of common shares outstanding	29,651,539	21,032,539	29,064,817	21,020,539

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2008	2007	2008	2007

Cash provided by (used for):
Operating Activities
Net loss for the period	$ (344,738)	$ (471,125)	$(1,143,242)	$(1,260,292)
Items not involving cash:
Stock-based compensation	15,615	154,699	140,034	244,165
Write-off of amounts receivable	-	-	-	15,291
Amortization	6,640	6,933	19,828	15,330

	(322,483)	(309,493)	(983,380)	(985,506)

Changes in non-cash working capital:
Amounts receivable	(20,403)	(3,248)	(53,804)	(38,547)
Prepaid expenses	31,785	(9,405)	53,708	14,262
Accounts payable and accrued liabilities	19,684	(54,950)	(682,459)	(272,347)
Due to related parties	749	1,791	(57)	7,010

	(290,668)	(375,305)	(1,665,992)	(1,275,128)

Investing Activities
Purchase of equipment and software	(762)	(52,546)	(10,149)	(78,376)
Expenditures on unproven mineral rights	(230,926)	(775,825)	(502,317)	(1,941,702)

	(231,688)	(828,371)	(512,466)	(2,020,078)

Financing Activities
Shares issued for cash	-	569,250	5,126,550	569,250
On option exercise	-	-	2,600	-
Shares subscribed	-	-	(59,800)	-
Share issue costs	-	-	(194,309)	500

	-	569,250	4,875,041	569,750

Net increase (decrease) in cash and cash equivalents	(522,356)	(634,426)	2,696,583	(2,725,456)
Cash and cash equivalents – beginning of period	4,288,669	2,874,198	1,069,730	4,965,228

Cash and cash equivalents– end of period	$ 3,766,313	$ 2,239,772	$ 3,766,313	$ 2,239,772

Supplementary disclosure of non-cash Investing and Financing Activities:
Deferred expenditures on unproven mineral rights included in accounts payable	$ 113,879	$ -	$ 113,879	$ -

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the year ended June 30, 2007 (audited) and the nine months ended March 31, 2008 (unaudited)

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Project Investigation	Total
	$	$	$	$	$	$	$
Total as at June 30, 2005	1,198,827	281,731	-	-	-	63,625	1,544,183

Land acquisition & holding costs	53,953	80,450	-	-	-	1,200	135,603
Environment	-	1,979	-	-	-	-	1,979
Geology	229,646	94,558	-	-	-	15,305	339,509
Geophysics	-	97,612	-	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	-	83,110
Drilling	480,976	-	-	-	-	-	480,976
Total expenditures	823,998	298,286	-	-	-	16,505	1,138,789
Property write-offs	-	-	-	-	-	(80,130)	(80,130)

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132
Environment	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	103,857	51,183	15,542	1,894	16,873	-	189,349
Environment	3,611	206	2,185		18,622	-	24,624
Geology	143,545	87,508	348,989	5,276	39,942	-	625,260
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,432	297	4,397	-	-	-	9,126
Drilling	3,636	499	-	-	-	-	4,135
Total expenditures	265,245	166,678	371,217	7,170	75,437	-	885,747

Total as at March 31, 2008	$ 4,104,454	$1,644,435	$ 542,853	$ 68,409	$ 208,955	$ -	$6,569,106

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina and the United States.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies describe in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 8.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary.  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2007 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2007.

New accounting policies

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251 Equity, Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement.  These new CICA Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition of financial instruments and on the use of hedge accounting.

(a)

Section 1530 – Comprehensive Income:  Section 1530 establishes standards for reporting and presenting comprehensive income, with is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of this Handbook Sections has no impact on opening deficit.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

 (b)

Section 3855 – Financial Instruments – Recognition and Measurement: Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts.  Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has designated it cash and cash equivalents as held-for-trading, which are measured at fair value and accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities.  The Company had neither available-for-sale or held-to-maturity instruments during the nine months ended March 31, 2008.

(c)

Section 3865 – Hedges: Section 3865 is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  It specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The adoption of this standard has no present impact as the Company is not currently engaged in any hedging activity.

3.

EQUIPMENT AND SOFTWARE

	March 31, 2008			June 30, 2007

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 16,605	$ 11,730	$ 4,875	$ 11,992	$ 10,531	$ 1,461
Computer software	20,453	19,456	997	20,453	18,460	1,993
Furniture & fixtures	10,037	2,198	7,839	4,499	1,130	3,369
Vehicles	44,558	20,437	24,121	44,558	13,754	30,804
Field equipment	65,893	18,795	47,098	65,893	8,911	56,982
	$ 157,546	$ 72,616	$ 84,930	$ 147,395	$ 52,786	$ 94,609

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

Within 60 days of reviewing technical data

$   1,000 (paid)

On signing of the agreement

$   4,000 (paid)

On or before June 1, 2004

$   5,000 (paid)

On or before December 1, 2004

$ 20,000 (paid)

On or before December 1, 2005

$ 40,000 (paid)

On or before December 1, 2006

$ 60,000 (paid)

On or before December 1, 2007

$ 80,000 (paid)

On or before December 1, 2008 or upon receipt of a feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent in the measured and indicated resources with a minimum of US$100,000 and a maximum of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  30,000 (paid)

On or before June 18, 2005

$  20,000 (paid)

On or before June 18, 2006

$  30,000 (paid)

On or before June 18, 2007

$  40,000 (paid)

On or before June 18, 2008

$  50,000

On or before June 18, 2009

$  60,000

On or before June 18, 2010

$200,000

On or before June 18, 2011

$200,000

On or before June 18, 2012

$200,000

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS (Continued)

Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  15,000 (paid)

On or before April 9, 2005

$  15,000 (paid)

On or before April 9, 2006

$  15,000 (paid)

On or before April 9, 2007

$  50,000 (paid)

On or before June 10, 2008

$  70,000

On or before April 9, 2009

$100,000

The Company is obligated to make the initial three annual payments of $15,000.  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.  The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

On March 3, 2008 the Rio de la Plata agreement was modified so the US$70,000 payment due April 9, 2008 was deferred to June 10, 2008.

Tiger Uranium

The Tiger uranium project consists of six mining concessions.  The claims are held under the existing Rio de la Plata option agreement for the San Rafael block of concessions.

La Pampa Uranium

On April 20, 2007 Portal signed a letter agreement with Consolidated Pacific Bay Minerals Ltd. whereby Portal has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

On signing of the agreement

$  15,000 (paid)

On or before April 20, 2008

$  30,000

On or before April 20, 2009

$  50,000

On or before April 20, 2010

$  50,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$1,200,000 by April 20, 2011.  The required cumulative required expenditures are as follows:

On or before April 20, 2008

$    150,000

On or before April 20, 2009

$    400,000

On or before April 20, 2010

$    800,000

On or before April 20, 2011

$ 1,200,000

On March 11, 2008, the agreement of April 20, 2007 was modified so that the time periods for the above referenced payment and expenditure commitments will begin on the date that the Argentina Department of Mines gives formal notice that the concessions for the properties have been granted to Consolidated Pacific bay Minerals Ltd.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

Slick Rock Uranium

On June 22, 2007, Portal signed a letter agreement whereby Portal has an option to earn a 60% interest in a approximately 419 hectares of private fee land and BLM claims in San Miguel County, Colorado, USA.  Under the terms of the agreement, in addition to the issuance of 100,000 commons shares of the company, the Company’s payment requirements are as follows:

   US$

On signing of the agreement

$  51,000 (paid)

On or before June 22, 2008

$  25,000

On or before June 22, 2009

$  25,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$445,000 by June 22, 2010, with a minimum of US$100,000 in each year.  A further 15% interest can be earned through the expenditure of an additional US$250,000 over the following two years.  If either party dilutes to less than a 10% working interest, it will be converted to a 2% net proceeds royalty of which 1% can be purchased for US$1,000,000 by the majority partner.

5.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

	Number	Amount	Contributed surplus

Balance – June 30, 2005	10,798,943	$2,969,461	$180,493

Private placements	9,390,000	6,144,250	-
On exercise of warrants	384,471	346,024	-
On exercise of options	166,400	55,954	-
Fair market value of stock options exercised	-	18,625	-18,625
Stock based compensation	-	-	138,605
Finders fees	148,225	74,113	-
Share issue costs	-	-431,302
Balance – June 30, 2006	20,888,039	9,177,125	300,473

Issued for resource property	100,000	78,000	-
On exercise of warrants	759,000	569,250	-
On exercise of options	12,500	8,300	-
Fair market value of stock options exercised	-	3,681	-3,681
Stock based compensation	-	-	340,206
Share issue costs	0	-12,438
Balance – June 30, 2007 (audited)	21,759,539	9,823,918	636,998

Private placement(i)	7,887,000	5,126,550	-
On exercise of options	5,000	2,600	-
Fair market value of stock options exercised	-	1,402	-1,402
Stock based compensation	-	-	140,034
Finders fees	-	-151,997
Share issue costs	-	-42,312
Balance – March 31, 2008 (unaudited)	29,651,539	14,760,161	775,630

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL (continued)

i)

On July 20, 2007, the Company completed a private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.85 until July 20, 2008 and all securities had a four-month hold period.  Finder’s fees of $151,997 were paid on this placement.

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  On December 14, 2007, the maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan was amended from 3,133,205 to 4,447,730 common shares.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the nine months ended March 31, 2008, the Company recognized $ 140,034 (2006 - $244,165) in stock-based compensation for employees, directors and consultants.

A summary of changes to stock options outstanding is as follows:

	March 31		June 30
	2008		2007
		Weighted- Average		Weighted- Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	2,741,100	$0.54	1,219,700	$0.51
Granted under plan	100,000	$0.23	1,576,400	$0.57
Exercised	-	$0.52	(12,500)	$0.66
Forfeited or cancelled	(78,750)	$0.63	(17,500)	$0.71
Outstanding at end of period	2,762,350	$0.54	2,766,100	$0.54

At March 31, 2008, the weighted average remaining life of the outstanding options is 2.71 years (June 30, 2007 - 3.47 years).

Stock options outstanding as at March 31, 2008 are as follows:

Number	Exercise Price	Expiry Date
100,000	$0.22	19-Dec-08
632,200	$0.25	15-Mar-09
50,000	$0.75	18-Jun-09
50,000	$0.77	23-Dec-09
200,000	$0.86	14-Apr-10
103,750	$0.70	20-Jan-11
100,000	$0.85	21-Mar-08
105,000	$0.75	18-Oct-11
1,146,400	$0.52	5-Dec-11
200,000	$0.70	6-Jun-12
75,000	$0.79	19-Jun-12
2,762,350

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

SHARE CAPITAL, (Continued)

Warrants

Warrants outstanding as at March  31, 2008 are as follows:

Number	Exercise Price	Expiry Date
3,943,500	$ 0.85	July 20, 2008

6.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease for the fiscal year ended June 30, 2008 are $38,292.

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the nine months ended March 31, 2008 and 2007

During the nine months ended March 31, 2008, $25,885 (2007 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2008, $Nil (June 30, 2007 - $Nil) was receivable from this public company.

During the nine months ended March 31, 2008, $14,395 (2007 - $Nil) was charged to another private company with certain directors in common with the Company for administrative fees and rent. As at March 31, 2008, $3,081.05 (June 30, 2007 - $Nil) was receivable from this private company.

During the nine months ended March 31, 2008, $14,362 (2007 - $Nil) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at March 31, 2008, $2,296 (June 30, 2007 - $Nil) was receivable from this public company.

During the nine months ended March 31, 2008, $1,056 (2007 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2008, $8.97 (June 30, 2007 - $Nil) was receivable from this public company.

During the nine months ended March 31, 2008 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $ 1,212 (2007 - $1,219) for fees and expense.  As at March 31, 2008 the Company owes this company an aggregate of $788 (June 30, 2007 - $Nil).

As at March 31, 2008 the Company owes certain directors and officers an aggregate of $ 2,389 (June 30, 2007 - $3,233) for expense reimbursements.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to deferred mineral rights.

	Three months ended		Nine months ended		Year ended
	March 31,		March 31,		June 30,
	2008	2007	2008	2007	2007
a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ 6,569,106	$ 4,821,269	$ 6,659,106	$ 4,821,269	$ 5,683,359
Less unproven mineral rights costs	(6,569,106)	(4,821,269)	(6,569,106)	(4,821,269)	(5,683,359)
Unproven mineral rights costs under U.S. GAAP	$ -	$ -	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (344,738)	$ (471,125)	$ (1,143,242)	$(1,260,292)	$(1,877,224)
Unproven mineral rights costs expensed under U.S. GAAP	(224,551)	(415,687)	(885,747)	(2,218,427)	(3,080,517)

Net loss under U.S. GAAP	$ (569,289)	$ (886,812)	$ (2,028,989)	$(3,478,719)	$ (4,957,741)

c) Deficit
closing deficit under Canadian GAAP	$ (5,159,987)	$ (3,399,813	$ (5,159,987)	$(3,399,813)	$(4,016,745)
Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP net of income items	(6,569,106)	(4,821,269)	(6,569,106)	(4,821,269)	(5,683,359)

Closing deficit under U.S. GAAP	$(11,279,093)	$ (8,221,082)	$(11,729,093)	$(8,221,082)	$(9,700,104)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$ (290,667)	$ (375,305)	$(1,665,991)	$(1,275,128)	$(1,704,195)
Add net loss following Canadian GAAP	344,738	471,125	1,143,242	1,260,292	1,877,224
Add non cash unproven mineral rights expensed under U.S. GAAP	(6,375)	(360,138)	383,430	276,725	347,551
Less net loss under U.S. GAAP	(569,289)	(886,812)	(2,028,989)	(3,478,719)	(4,957,741)
Less unproven mineral rights costs expensed under Canadian GAAP	-	-	-	-	-
Cash applied to operations under U.S. GAAP	$ (521,593)	$ (1,151,130)	$(2,168,308)	$(3,216,830)	$(4,437,161)

e) Cash Flows - Investing Activities
Cash applied under Canadian GAAP	$ (231,689)	$ (828,371)	$ (512,467)	$(2,020,078)	$(2,816,215)
Less non cash unproven mineral rights expensed under US GAAP	6,375	360,138	(383,430)	(276,725)	(347,551)
Add unproven mineral right costs expensed under U.S. GAAP	224,551	415,687	885,747	2,218,427	3,080,517
Cash applied under U.S. GAAP	$ (763)	$ (52,546)	$ (10,150)	$ (78,376)	$ (83,249)

 PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2008 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2007, 2006 and 2005 or the nine months ended March 31, 2008 with respect to the disclosure of stock-based compensation.

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	For the three months ended		For the nine months ended		Year ended
	March 31,		March 31,		June 30,
	2008	2007	2008	2007	2007

Numerator: Net loss for the period under U.S. GAAP	$(569,289)	$(886,812)	$(2,028,989)	$(3,478,719)	$(4,957,741)

Denominator: Weighted-average number of shares under
Canadian and U.S. GAAP	29,651,539	21,032,539	43,819,642	21,020,539	21,183,935

Basic and fully diluted loss per share under U. S. GAAP	$ (0.02)	$ (0.04)	$ (0.05)	$ (0.17)	$ (0.23)